February 24, 2009

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Jamba, Inc.
File No. 001-32552
Form 10-K: For the fiscal year ended January 1, 2008
Form 10-Q: For the quarterly period ended October 7, 2008

Dear Mr. Shenk:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated February 18, 2009, to Jamba, Inc. (referred to herein as the “Company”) regarding the Company’s Form 10-K for the fiscal year ended January 1, 2008 (the “2007 Form 10-K”) and Form 10-Q for the quarterly period ended October 7, 2008. This letter sets forth the comment of the Staff in the comment letter (in italics) and, following the comment, sets forth the Company’s response.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

1. Refer to your response to our prior comment number 8. We do not believe that you have fully addressed the concerns raised in our prior comment. We acknowledge that the types of costs incurred by your company’s comparable stores are not materially different from the types of costs incurred by the company’s stores not included as comparable stores. However, we believe that you should quantify the specific impact of additional stores on your company’s costs, so that a reader can evaluate the extent to which your company’s costs were impacted by both additional stores and other factors. Please revise your MD&A disclosure, accordingly.

The Company acknowledges the Staff’s comment and will expand its disclosure in its Form 10-K for the fiscal year ended December 30, 2008 to separately quantify the impact of additional stores on Company costs to the extent practicable.

The Company included the following disclosure for labor costs in its Form 10-Q, as filed, for the period ended October 7, 2008:

The $2.3 million increase was due to a combination of 49 net additional Company Stores, one acquired store and wage increases, partially offset by decreased employee bonuses and incentives. As a percentage of Company Store revenue, labor expenses increased to 33.3% in the third quarter of fiscal 2008, compared to 31.8% in the same period of the prior year. This increase as a percentage of Company Store revenue was primarily due to a combination of minimum wage increases in several states in which we operate, particularly California, the decrease in Company Store comparable sales and the decrease in sales of underperforming Company Stores opened in early fiscal 2007.

The Company plans to replace the disclosure with one similar to the following in its future filings as applicable:

The $2.3 million increase was due to $2.0 million related to 49 net additional Company Stores and one acquired store, and wage increases, partially offset by decreased employee bonuses and incentives. As a percentage of Company Store revenue, labor expenses increased to 33.3% in the third quarter of fiscal 2008, compared to 31.8% in the same period of the prior year. The increase in store operating expenses as a percentage of Company Store revenue is primarily due to the deleveraging of fixed store operating costs as a result of lower average unit sales volumes. Additional factors contributing to this increase include minimum wage increases in several states in which we operate, particularly in California, and the decrease in sales of underperforming Company Stores opened in early fiscal 2007.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (510) 596-0105.

Sincerely,

Jamba, Inc.

By:	/s/ Karen L. Luey
Name:	Karen L. Luey
Title:	Chief Financial Officer

Enclosures

cc:	Michael Fox, Esq. (via e-mail: mfox@JambaJuice.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)